UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25                  SEC FILE NUMBER
                                                                    0-13078
                           NOTIFICATION OF LATE FILING          ---------------
                                                                 CUSIP NUMBER
                                                                   14018Y106
                                                                ---------------

(Check One): |_|Form 10-K |_|Form 20-F |_|Form 11-K |X| Form 10-Q |_|Form 10-D
             |_|Form N-SAR |_|Form N-CSR


          For Period Ended:   4/30/07
                           -------------------
          |_| Transition Report on Form 10-K
          |_| Transition Report on Form 20-F
          |_| Transition Report on Form 11-K
          |_| Transition Report on Form 10-Q
          |_| Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          --------------------------------------

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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrants:

Capital Gold Corporation
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Former Name if Applicable


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Address of Principal Executive Offices (Street and Number)

76 Beaver Street - 26th floor
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City, State and Zip Code

New York, NY 10005
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



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 |X|   (b)  The subject annual report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

The Form 10-QSB as timely filed yesterday inadvertently excluded conformed signatures on the signature page and the certification exhibits. An amended Form 10-QSB is being filed immediately after this form 12b-25 is filed.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Christopher Chipman                             212           344-2785
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        Name                                      Area Code    Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's net loss for the three months ended April 30, 2007 was approximately $2,649,000, an increase of approximately $1,167,000 or 79% from the three months ended April 30, 2006. The primary reasons for the increase in net loss during the three months ended April 30, 2007 were: 1) an increase in exploration expenditures of approximately $581,000; 2) an increase in selling, general and administrative expenses of approximately $307,000; and 3) an increase in depreciation and amortization of approximately $278,000. Net loss per share was $.02 and $.01 for the three months ended April 30, 2007 and 2006, respectively.

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                            Capital Gold Corporation

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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.


Date  June 15, 2007             By    s/Christopher Chipman
      -------------                   ----------------------------
                                       Christopher Chipman


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


-----------------------------------ATTENTION------------------------------------
    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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